October 24, 2022

VIA EDGAR

Division of Corporation Finance
Office of Real Estate and Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: Eric McPhee and Jennifer Monick

Re:	Rithm Capital Corp.
Form 10-K for the year ended December 31, 2021
Filed February 16, 2022
File No. 001-35777

Dear Mr. McPhee and Ms. Monick:

On behalf of Rithm Capital Corp. (the “Company” or “Rithm Capital”), the undersigned submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) received by electronic mail dated October 7, 2022 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed on February 16, 2022 (the “2021 Form 10-K”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comments in italics below, and the headings and comment numbers in this letter correspond to the headings and comment numbers in the Comment Letter. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the 2021 Form 10-K.

Form 10-K for the year ended December 31, 2021

Item 8. Consolidated Financial Statements
Note 3. Business Acquisitions, page 155

1.    We note your response to comment 1. Please address the following:
•Please provide us with a copy of the contract for the acquisition.
•Please provide a more detailed analysis on how you determined it was appropriate to separate the transaction into two components (the Mortgage Loans Receivable Portfolio and Genesis Capital LLC) when determining whether you have acquired a business pursuant to Rule 11-01(d) of Regulation S-X. Within your response, please reference any authoritative guidance relied upon to separate the transaction into two components.
•We note in your June 28, 2022 response to comment 1 that Genesis performed portfolio management services for the purchased Mortgage Loans Receivable Portfolio before the acquisition. Please confirm if Genesis continues to perform such services for these loans after the acquisition. Please tell us how you considered this factor into your analysis to separate the transaction into two components.
•Please tell us if Genesis performs portfolio management services for any of your other loan portfolios.
•Please tell us the business purpose, if any, for acquiring the two components together.
•Please tell us if the acquisition the Mortgage Loans Receivable Portfolio was conditioned on the acquisition of Genesis, or vice versa.

Response

Office of Real Estate and Construction
U.S. Securities and Exchange Commission
October 24, 2022

The following numbered responses correspond to each bullet point in the foregoing comment from the Staff:

(1) The Company has supplementally provided to the Staff a complete copy of the purchase agreement under separate cover.

(2) The Company’s determination in separating the transaction into two components (the Mortgage Loans Receivable Portfolio and Genesis Capital LLC (“Genesis”)) when determining whether the Company acquired a business pursuant to Rule 11-01(d) of Regulation S-X is as follows:

While the form of the acquisition of Genesis and the purchase of the Mortgage Loans Receivable Portfolio were consummated as part of a single purchase agreement, the Company believes the acquisition and purchase are two separate transactions and treated them as such. The Company’s basis for reaching this conclusion is supported by the negotiations and structuring of the purchase agreement for the transactions as well as the industry and market practice for such transactions.

Under Rule 11-01(d) of Regulation S-X, the term “business” should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. A presumption exists that a separate entity, a subsidiary, or a division is a business. Among the facts and circumstances which should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a business are the following: (a) Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; and (b) Whether any of the following attributes remain with the component after the transaction: (i) physical facilities; (ii) employee base; (iii) market distribution system; (iv) sales force; (v) customer base; (vi) operating rights; (vii) production techniques; or (viii) trade names.

Based on the Company’s assessment, as outlined in greater detail in the Company’s prior responses to the Staff on June 7, 2022, June 28, 2022, and August 23, 2022 (collectively, the “Prior Responses”), the Company does not believe there is a requirement under Rule 11-01(d) of Regulation S-X to combine multiple transactions completed simultaneously under a single agreement. Rather, the Company believes the determination as to whether multiple transactions should be considered as a single transaction requires an entity to first assess whether each arrangement meets the definition of a “business” in accordance with Rule 11-01(d). Once established, any “related businesses” as defined in Rule 3-05(a)(3) are grouped together and treated as a single transaction. Also as indicated in the Company’s Prior Responses, the Company’s believes the facts and circumstances of the transactions support the analysis as two separate components. Among the factors considered were (i) the structure and nature of the transactions (including, without limitation, separate sellers, separate and independent consideration for each component of the transaction and differing and distinct indemnities and representations), (ii) the fact that the purchase of the Mortgage Loans Receivable Portfolio was the acquisition of a pool of individual loans owned by a different entity within the Goldman Sachs Group, Inc. (and not the acquisition of a separate entity, subsidiary or division), as well as (iii) the terms and conditions of the financing which related only to the Mortgage Loans Receivable Portfolio and provided differing advance rates based on the underlying attributed of the individual loans. Further, the analysis is consistent with how the Company has viewed other acquisitions of loan portfolios.

(3) As outlined in the Company’s response to the Staff on June 28, 2022, certain portfolio management services were performed by Genesis for the purchased Mortgage Loans Receivable Portfolio prior to the acquisition. (loan servicing, including collection and remittances, were performed by an unaffiliated third party servicer (the “Servicer”)). Specifically, the Company understands that such portfolio management services included, among other things, administration of draw requests, loan and compliance monitoring in accordance with established guidelines, assisting with managing ongoing relationships with borrowers, and coordinating requests and communication with the Servicer.

Office of Real Estate and Construction
U.S. Securities and Exchange Commission
October 24, 2022

Portfolio management services provided by Genesis for the Mortgage Loans Receivable Portfolio (to the extent such loans are still outstanding) subsequent to the acquisition are generally consistent with the Company’s understanding of these services provided by Genesis pre-acquisition. Moreover, the Company factored in the portfolio management services provided by Genesis to the Mortgage Loans Receivable Portfolio pre- and post-acquisition when assessing whether the loans comprising the Mortgage Loans Receivable Portfolio and Genesis each met the definition of a “business” in accordance with Rule 11-01(d) of Regulation S-X. As outlined in greater detail in the Company’s response to the Staff on June 7, 2022, the Company determined Genesis is a separate entity and the nature of the revenue-producing activity, primarily consisting of the origination and sale of mortgage loans and portfolio management services remained generally the same. However, in regard to its purchase of the Mortgage Loans Receivable Portfolio, the Company determined it did not meet the definition of a “business” in accordance with Rule 11-01(d) of Regulation S-X as the Mortgage Loans Receivable Portfolio does not conduct any “revenue-producing activities” but rather provides the holder of the mortgage loans payments of principal and interest based on the underlying unpaid principal balance and contractual interest rate of the mortgage loans. Furthermore, the Company did not acquire, and does not utilize in any manner, the facilities, employee base, sales force, operation rights, or production techniques of Goldman Sachs Bank. All of these items have been expressly retained by Goldman Sachs Bank and were not part of the assets purchased by the Company.

(4) Genesis does not currently perform portfolio management services for the Company’s other loan portfolios other than new loans originated by Genesis and held by a subsidiary of the Company.

(5) As discussed in the Company’s response to the Staff on August 23, 2022, the Company’s motivation for including the Mortgage Loans Receivable Portfolio and Genesis as part of a single purchase agreement was largely driven by its desire to acquire both complementary assets as efficiently as possible, including minimizing closing costs, documentation and legal fees.

(6) While the acquisition of the Mortgage Loans Receivable Portfolio and Genesis were related, the Mortgage Loans Receivable Portfolio was not conditioned on the acquisition of Genesis, or vice versa. As discussed in the Company’s response to the Staff on August 23, 2022, the Company’s basis for reaching this conclusion is supported by the negotiations and structuring of the purchase agreement for the transactions as well as the industry and market practice for such transactions.

***

Please contact the undersigned at (212) 850-7729 should you require further information or have any questions.

Very truly yours,

/s/ Nicola Santoro, Jr.
Nicola Santoro, Jr.
Chief Financial Officer

cc:	Brian Breheny, Skadden, Arps, Slate, Meagher & Flom LLP
Caroline Kim, Skadden, Arps, Slate, Meagher & Flom LLP
Michael Schwartz, Skadden, Arps, Slate, Meagher & Flom LLP
Deborah Jones, Ernst & Young LLP
Mark Kronforst, Ernst & Young LLP